International Royalty Corporation

Consolidated Financial Statements

For the nine months ended September 30, 2005 and 2004

(unaudited, expressed in U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	September 30, 2005 (unaudited)	December 31, 2004

Assets

Current assets
Cash and cash equivalents	$ 13,262	$ 811
Short-term investments	1,708	-
Restricted cash (note 4)	1,799	-
Royalty receivable	108	97
Prepaid expenses and other current assets	210	1

	17,087	909

Royalty interests in mineral properties (note 3)	236,051	1,747

Furniture and equipment	129	6

Other assets (note 5)	2,376	840

	$ 255,643	$ 3,502

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 313	$ 744

Senior secured debentures (note 6)	21,105	-
Future income taxes (note 9)	73,686	-

Shareholders’ Equity (note 7)

Common shares
Authorized
Unlimited common shares without par value

Issued
57,012,783 (2004 – 5,849,433) common shares	164,185	2,058

Special warrants	-	1,478

Warrants and options	4,946	80

Deficit	(8,592)	(858)

	160,539	2,758

	$ 255,643	$ 3,502

Nature of business and basis of presentation (note 1)

International Royalty Corporation

Consolidated Statements of Operations and Deficit

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Royalty revenues	$ 107	$ 73	$ 312	$ 261

Expenses
Amortization	92	58	274	208
Business development expense	144	-	205	-
General and administrative	558	128	1,647	380
Impairment of royalty interests in mineral properties	64	-	64	-
Stock-based compensation expense (note 7)	-	-	4,867	92

	858	186	7,057	680

Loss from operations	(751)	(113)	(6,745)	(419)

Other income (expense)
Foreign currency gain (loss)	(409)	9	(361)	3
Interest expense	(543)	-	(1,273)	-
Interest income	109	-	261	-

	(843)	9	(1,373)	3

Loss before income taxes	(1,594)	(104)	(8,118)	(416)

Income tax benefit	466	-	384	-

Loss for the period	(1,128)	(104)	(7,734)	(416)

Deficit at beginning of period	(7,464)	(525)	(858)	(213)

Deficit at end of period	$(8,592)	$(629)	$(8,592)	$(629)

Basic and diluted loss per common share	$(0.02)	$ (0.01)	$ (0.16)	$ (0.05)

Basic and diluted weighted average common shares outstanding	57,011,628	8,308,000	47,503,192	8,308,000

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Cash flows from (used by) operating activities
Loss for the period	$ (1,128)	$(104)	$ (7,734)	$ (416)
Items not affecting cash
Depreciation and amortization	98	59	284	211
Impairment of royalty interests in mineral properties	64	-	64	-
Amortization of deferred debenture costs	49	-	116	-
Accretion of debenture discount	147	-	343	-
Future income tax benefit	(473)	-	(391)	-
Non-cash foreign currency (gain) loss	1,111	(5)	1,192	(2)
Stock-based compensation expense	-	-	4,867	92
	(132)	(50)	(1,259)	(115)
Changes in non-cash working capital
(Increase) decrease in royalty receivable	(11)	25	(10)	27
(Increase) decrease in prepaid expenses and other current assets	3	(29)	(205)	(34)
Decrease in other assets	7	-	2	-
Increase (decrease) in accounts payable and accrued liabilities	(467)	62	171	61

	(600)	8	(1,301)	(61)

Cash flows from (used by) investing activities
Acquisition of royalty interests in mineral properties	(322)	-	(125,558)	-
Acquisition of furniture and equipment	(55)	-	(132)	-
Deferred charges related to royalty acquisitions	(40)	(26)	(64)	(26)
Investment in short-term investments	(1,708)	-	(1,708)	-
(Investment in) redemption of restricted cash	600	-	(1,713)	-

	(1,525)	(26)	(129,175)	(26)

Cash flows from (used by) financing activities
Net proceeds from issuance of common shares	(7)	-	120,640	-
Net proceeds from unit offering	(4)	-	22,287	-

	(11)	-	142,927	-

Increase (decrease) in cash and cash equivalents	(2,136)	(18)	12,451	(87)

Cash and cash equivalents - beginning of period	15,398	135	811	204

Cash and cash equivalents - end of period	$ 13,262	$ 117	$ 13,262	$ 117

International Royalty Corporation

Notes to Consolidated Finacial Statements

September 30, 2005 (unaudited)

1

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

The information contained in these interim consolidated financial statements for the three months ended September 30, 2004 has not been audited or reviewed by the Company’s independent auditor.

2

New Accounting Policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, with the exception of the following:

Variable Interest Entities

The Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective January 1, 2005, whereby the guideline requires the consolidation of VIE’s by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of senior secured debentures are deferred and amortized to interest expense over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering (note 6) were allocated into debt and equity components based upon their respective fair market values.  The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

Short-term Investments

Short-term investments, all of which are categorized as available for sale, are carried at the lower of cost or market.

International Royalty Corporation

Notes to Consolidated Finacial Statements

September 30, 2005 (unaudited)

3

Royalty interests in mineral properties

(in thousands of US$)	Net Balance at December 31, 2004	Additions	Impairments	Amortization	Net Balance September 30, 2005
Production stage:
Williams Mine	$ 1,747	$ -	$ -	$ (273)	$ 1,474
Development stage:
Voisey’s Bay Royalty (b)	-	225,726	-	-	225,726
Exploration stage:
Aviat One (d)	-	2,211	-	-	2,211
Belahouro	-	817	-	-	817
Pinson (a)	-	512	-	-	512
Other (a) (b) (c) (d) (e)	-	5,376	(64)	(1)	5,311
	-	8,916	(64)	(1)	8,851
	$ 1,747	$ 234,642	$ (64)	$ (274)	$ 236,051

(a)

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

(b)

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. (“Archean”), which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada.  Total consideration paid was CA$184.3 million, consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company (“Common Shares”), valued at the Company’s initial public offering (“IPO”) price of CA$4.30 per Common Share.   In accordance with EIC-124, “Definition of a Business”, the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction has been allocated to the Voisey’s Bay Royalty.  See note 9 “future income tax adjustment”.

(c)

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests.  Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30.

(d)

On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross override royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities (the “Hunter Portfolio”).  Total consideration paid was CA$5 million in Common Shares valued at CA$4.30, the offering price of the IPO.  See note 9 “future income tax adjustment”.

(e)

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (“BHPB”) (as superseded by a definitive agreement dated March 18, 2005) to acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO of CA$4.30, equal to 180,189 Common Shares.  On March 30, 2005, all of the Common Shares were issued and placed

International Royalty Corporation

Notes to Consolidated Finacial Statements

September 30, 2005 (unaudited)

into escrow pending the close of the transaction.  On April 19, 2005, the Company completed the purchase of 14 royalties from BHPB for all of the Common Shares and $65,000.  The shares are subject to a four month hold period expiring August 19, 2005.  An additional 5 royalties were closed on May 2, 2005 for consideration of $510,000.  The acquisition of the three remaining royalties for $30,000 is expected to be completed in the near future.

Pending royalty acquisition

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other assets at September 30, 2005 and will be transferred to royalty interest in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.

4

Restricted cash

Restricted cash consisted of the following (in thousands of US$):

	September 30, 2005	December 31, 2004
Cash in escrow for the payment of interest on the Debentures (note 6)	$ 1,407	$ -
Cash in escrow for the purchase of the David Fawcett royalties (note 3)	267	-
Other	125	-
	$ 1,799	$ -

5

Other assets

Other assets consisted of the following (in thousands of US$):

	September 30, 2005	December 31, 2004
Deferred amounts related to pending royalty acquisitions (note 3)	$ 830	$ 840
Financing costs related to issuance of the Debentures, net of amortization of $116 (note 6)	1,529	-
Other	17	-
	$ 2,376	$ 840

International Royalty Corporation

Notes to Consolidated Finacial Statements

September 30, 2005 (unaudited)

6

Senior secured debentures

On February 22, 2005, the Company completed a “Unit Offering” for gross proceeds of CA$30 million.  The Unit Offering consisted of CA$30 million of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.  The obligations of the Company under the Debentures are secured by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, on February 28 and August 31, with principal due at maturity.  Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account and the first interest payment was paid from this account on August 31, 2005.  The value of the Common Shares issued of $4.9 million has been recorded as a discount to the Debentures and will be amortized over the life of the Debentures using the effective yield method.  Details of the balance at September 30, 2005 are as follows:

($ in thousands)	CA$	US$
Senior secured debentures payable	$30,000	$25,626
Discount	(5,293)	(4,521)
	$24,707	$21,105

The Company’s contractual obligations for future principal payments under the terms of the Debentures are summarized as follows:

Year ($ in thousands)(1)
2005	$ -
2006	-
2007	-
2008	-
2009	-
Thereafter	25,626
Total	$ 25,626

   (1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1707.

International Royalty Corporation

Notes to Consolidated Finacial Statements

September 30, 2005 (unaudited)

7

Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2004	5,849,433	$ 2,058
Exercise of initial financing special warrants	2,550,000	1,319
Exercise of compensation special warrants	308,000	159
Exercise of warrants	2,125	2
Shares issued in connection with the IPO (net of issuance costs)	34,883,721	114,716
Shares issued in connection with the Unit Offering (net of issuance costs)	1,395,360	4,588
Shares issued for the purchase of royalty interests in mineral properties (net of issuance costs)	8,896,895	31,015
Shares issued for services	2,249	8
Issuance of over-allotment shares	2,906,977	9,560
Shares issued into escrow	218,023	760
Balance at September 30, 2005	57,012,783	$ 164,185

Activity in special warrants:

(in thousands of US$)	Special Warrants	Amount
Balance at December 31, 2004	2,858,000	$ 1,478
Exercise of initial financing special warrants	(2,550,000)	(1,319)
Exercise of compensation special warrants	(308,000)	(159)
Balance at September 30, 2005	-	$ -

Activity in warrants and stock options was as follows:

(in thousands of US$)	Warrants and stock options	Amount
Balance at December 31, 2004	1,940,568	$ 80
Stock options issued	3,000,000	4,867
Warrants exercised	(2,125)	(1)
Balance at September 30, 2005	4,938,443	$ 4,946

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the agents’ exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million.  Proceeds received from the IPO and the Unit Offering, and uses of proceeds are outlined as follows:

International Royalty Corporation

Notes to Consolidated Finacial Statements

September 30, 2005 (unaudited)

(in thousands of US$)	CA$	US$

Gross proceeds from the IPO	$ 162,500	$ 131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and estimated expenses of offering	(16,336)	(13,181)
	176,164	142,799
Acquisition of Archean (1) (2)	(153,024)	(124,056)
Funds deposited in escrow	(2,475)	(2,006)

Net proceeds to the Company	$ 20,665	$ 16,737

(1)

See note 3 “Royalty interests in mineral properties”.

(2)

Includes costs of acquisition.

Stock options

During the nine months ended September 30, 2005, the Company issued 3,000,000 stock options to its directors, officers and employees.  The stock options were at a weighted average exercise price of CA$4.33 per share and were vested immediately at the time of issuance.

The Company uses the fair value based method of accounting for all stock-based compensation awards.  The fair value of the stock options has been estimated at $4,867,000 using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.62

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

8

Supplemental disclosure of cash flow information

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of US$)	2005	2004	2005	2004
Future income taxes in royalty interest in mineral properties (note 9)	$ -	$ -	$77,954	$ -
Future income tax benefit relating to issuance costs included in common shares (note 9)	(1)	-	(3,878)	-
Shares issued for the acquisition of royalty interests in mineral properties and for services	-	-	31,022	-
Shares issued to escrow	-	-	760	-

International Royalty Corporation

Notes to Consolidated Finacial Statements

September 30, 2005 (unaudited)

9

Future income tax adjustment

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey’s Bay Royalty) and the Hunter Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes.  These adjustments will have no impact on either past or future cash flows of the Company.  Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering.  Details of the balance in future income taxes at September 30, 2005 were as follows:

(in thousands of US$)
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering	(3,335)
Royalty interest amortization	252
Discount on senior secured debentures	818
Net operating losses	(2,015)
Other, net	12
$73,686

10

Subsequent Event

On November 9, 2005 the Board of Directors authorized the issuance of an additional 978,000 stock options to the Company’s directors, officers and employees.  The stock options have an exercise price of CA$3.75 and will vest over three years.

7